

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

James J. Sebra
Chief Financial Officer and Treasurer
Independence Realty Trust, Inc.
1835 Market Street, Suite 2601
Philadelphia, PA 19103

      Re: Independence Realty Trust, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           File No. 001-36041

Dear James J. Sebra:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction